Exhibit 99.1

2015-10-28

PRESS RELEASE

Oasmia Pharmaceutical AB Executes First Commercial Order of Paclical in Russia

Commercial sales efforts by Oasmia’s strategic partner Pharmasyntez yield first order to Russian market totaling end user sales value of over $1.5 million.

Uppsala, October 28, 2015 -- Oasmia Pharmaceutical AB (“Oasmia” or the “Company”), a developer of a new generation of drugs within human and veterinary oncology, announced today that its distribution partner, Pharmasyntez, has executed the first order of Paclical, Oasmia’s lead cancer product. Paclical, a novel water-soluble formulation of paclitaxel, was approved in April, 2015 and shipped earlier for commercial sampling purposes. While this announcement will result in the first commercial sales shipment later this quarter, Oasmia expects additional sales announcements.

The first order to the Russia market represents an end-user sales value of over $1.5 million. Pharmasyntez, the Company’s Russia-based distribution partner marketing the product in Russia as well as the other Commonwealth of Independent States (“CIS”) countries believes in significant sales growth in the near future for Paclical. According to the Lancet Oncology Commission, the overall risk of dying from cancer in Russia is about 60%, which is higher than the 40% in the United Kingdom and the 33% in the United States. This, coupled with the existing market for cytostatics in Russia that amounts to over $2 billion with an annual growth rate of 36%, creates a significant market opportunity for the Company.

“We are excited by the first commercial order of Paclical to the Russian market, effectively bringing medical practitioners and cancer patients one step closer to treatment that we consider to be more advanced to other human oncology products in the cytostatic field,” said Julian Aleksov, Executive Chairman of Oasmia. “We are also very pleased that it has taken relatively short time for the first order to be submitted by Pharmasyntez. This achievement speaks volumes, and is a strong indication that there is a great interest for a treatment which enables higher doses, shortens infusion times, and eliminates the need for pre-medication. We are confident that the results from doctor and patient-use coupled with Pharmasyntez’s sales efforts will translate into widespread adoption, and ultimately revenue generation.”

Paclical® is a water-soluble formulation of Oasmia’s patented non-toxic XR-17 technology and paclitaxel, one of the most widely used anti-cancer substances which is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Stockholm (OASM) and the Frankfurt Stock Exchange (OMAX, ISIN SE0000722365).

About Pharmasyntez

The company was founded in 1997 and is now one of the ten biggest pharmaceutical companies in Russia. Pharmasyntez specializes in drugs against tuberculosis, but also manufactures antibiotics and solutions for infusions. Furthermore, the company cooperates with a number of leading institutes and universities in Russia.

For more information, please contact:

Julian Aleksov, Executive Chairman,

Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Anders Lundin, Chief Financial Officer

Mobile: +46 70 20 96 300

E-mail: anders.lundin@oasmia.com

For media inquiries, please contact:

Eric Fischgrund

FischTank Marketing and PR

Tel: 646 699 1414

E-mail: eric@fischtankpr.com

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

“Oasmia is required under the Financial Instruments Trading Act to make the information in this press release public. The information was submitted for publication at 08:55, CET on October 28, 2015.”